

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 8, 2018

David C. Walker
Executive Vice President and Chief Financial Officer
Level One Bancorp, Inc.
32991 Hamilton Court
Farmington Hills, Michigan 48334

> **Re: Level One Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 16, 2018**
> **CIK No. 0001412707**

Dear Mr. Walker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1
Pursue Acquisitions in Existing and Adjacent Markets, page 7

2.   Please revise the disclosure on pursuing acquisitions to clarify if there are any plans, arrangements, or understandings to make any acquisitions.

Use of Proceeds, page 50

3.   Revise to disclose the estimated costs associated with the opening on the two new branches.

Dilution, page 53

4.   Revise the last paragraph to disclose, if material, the additional dilution if all securities in the first three bullets were exercised and issued.

Business, page 88
Key Strengths, page 89

5.   Please balance your statements about your competitive strengths and growth strategies with an equally prominent discussion of your risks and obstacles you may encounter when implementing this strategy.

Consolidated Financial Statements
For the nine months ended September 30, 2017 and 2016 (unaudited)

Note 1 – Basis Of Presentation And Significant Accounting Policies

Recent Accounting Standards, page F-8

6.   Please refer to SAB Topic 11M and expand the disclosure related to Financial Instruments, Leases, and the Allowance for Credit Losses to state the date on which adoption is required and the date on which you plan to adopt the recently issued accounting standards.

Note 5 – Loans, page F-17

7.   You disclose that you re-estimate cash flows expected to be collected for purchase credit impaired loans on a semi-annual basis. Please tell us why you re-estimate cash flows expected to be collected over the life of purchase credit impaired loans on a semi-annual basis as opposed to a quarterly basis.

David C. Walker
Level One Bancorp, Inc.
February 8, 2018
Page 3

You may contact Christina Harley, Staff Accountant at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Attorney
Office of Financial Services